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                               May 16, 2024

       Robert Ragusa
       Chief Executive Officer
       GRAIL, LLC
       1525 O   Brien Drive
       Menlo Park, California 94025

                                                        Re: GRAIL, LLC
                                                            Registration
Statement on Form 10-12B
                                                            Filed May 6, 2024
                                                            File No. 001-42045

       Dear Robert Ragusa:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 10-12B

       Prospectus Summary
       Our Company, page 2

   1. Revise your disclosure here and in your description of business to provide support for your statement that
cancer "can be cured," and provide additional context for how this statement relates to
the cancers detected by your Galleri test, given your disclosure that
                                                        "Galleri demonstrated
an ability to detect a shared cancer signal across more than 50 types of cancer."
Alternatively, please remove this disclosure from your filing.
       Background
       The Spin-Off, page 100

   2. We note that you have removed disclosure that you "do not anticipate being a separate party to ongoing
regulatory proceedings after the Spin-Off." If this removal means that you will be a separate
party to ongoing regulatory proceedings after the Spin-Off, please revise your summary and
risk factors to disclose this fact and to describe the related risks.
 Robert Ragusa
GRAIL, LLC
May 16, 2024
Page 2
Disposal Funding, page 230

3. We note your disclosure that "[u]nder certain circumstances, we will be required to return a portion of the Disposal Funding to Illumina in the event we make a dividend payment or share repurchase or experience a change of control." Please revise to provide additional detail describing the "certain circumstances," including the portion of the Disposal
      Funding you will be required to return to Illumina.
Exhibits

4. We note your reference in Exhibit 2.1 to a PIPE and PIPE Commitments. Please revise your filing to disclose whether you have entered into or have plans to enter into a
      PIPE, the material terms of any such PIPE, and file any PIPE agreement(s) as an exhibit to your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

FirstName LastNameRobert Ragusa                            Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameGRAIL, LLC
                                                           Services
May 16, 2024 Page 2
cc:       Ross McAloon, Esq.
FirstName LastName